UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 13D
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Under the Securities Exchange Act of 1934
(Amendment No. 1)1

GelTech Solutions, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
 (Title of Class of Securities)

368537 106
(CUSIP Number)

Michael L. Reger
777 Yamato Road, Suite 300
Boca Raton, Florida 33431
(561) 544-4600

With copies to:

David Jamison
David W. Jamison Jr. P.A.
7501 Red Bay Place
Coral Springs, Florida 33065
(954) 867-6271

Harris Cramer LLP
3507 Kyoto Gardens Drive, Suite 320
Palm Beach Gardens, Florida 33410
Attention: Michael D. Harris, Esq.
(561) 478-7077

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2009
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

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1
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 368537 106	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Lloyd Reger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,134,152
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 9,134,152
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,134,152 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.3% (2)
14	TYPE OF REPORTING PERSON IN

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(1)    Includes 1,328,093 shares issuable upon conversion of a convertible note, 1,350,000 shares issuable upon the exercise of warrants and 434,681 shares of common stock held in a grantor retained annuity trust of which the reporting person is the trustee.
(2)    Based on 18,909,283 shares of common stock outstanding as of February 23, 2011, plus shares issuable to the reporting person (within 60 days) upon the conversion or exercise of derivatives.

CUSIP No. 368537 106	13D	Page 3 of 5 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D/A No. 1 amends and supplements the Schedule 13D filed by the reporting person on July 15, 2008 and relates to the common stock, $0.001 par value of GelTech Solutions, Inc. (the “Company”). The principal address of the Company is 1460 Park Lane South, Suite 1, Jupiter, FL 33458.

ITEM 2.	IDENTITY AND BACKGROUND

a.	Michael Reger
b.	777 Yamato Road, Suite 300, Boca Raton, Florida 33431
c.
Principal of AVM, L.P., a registered broker-dealer, and III Associates, a registered investment adviser, each maintaining its principal business address at 777 Yamato Road, Suite 300, Boca Raton, Florida 33431

d.	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) within the last five years.
e.
The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws within the past five years.

f.	The Reporting Person is a United States citizen.

ITEM 3.	SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In August 2008 and September 2008, the Company and the reporting person entered into two Revolving Line of Credit Agreements whereby the Company could borrow up to $5,000,000 (the “Former Credit Facilities”).

On May 29, 2009, the Company entered into a $2,500,000 Revolving Line of Credit Agreement (the “LOC”) and borrowed $1,550,000 under the LOC.  Advances under the LOC were to be used for working capital, acquisition of inventory and to repay the amounts due under the Former Credit Facilities. The principal and all accrued interest was due on May 29, 2010.  Additionally, on May 29, 2009, the Company and the reporting person entered into a Loan Cancellation Agreement by which the $1,058,943 due under the Former Credit Facilities was repaid and the Former Credit Facilities were cancelled.  This $1,058,943 sum is part of the $1,550,000 borrowed by the Company. As consideration for entering into the Loan Cancellation Agreement, the reporting person was paid $60,000 and issued 150,000 shares of the Company’s common stock.

On August 26, 2009, the reporting person transferred 424,122 shares to a grantor retained annuity trust (the “GRAT”) whereby an independent trustee was appointed.  On October 4, 2010, the reporting person received 108,803 shares in satisfaction of an annuity obligation under the GRAT.

On May 20, 2010, the Company and the reporting person extended the LOC until May 19, 2011.  As consideration for the extension, the reporting person was paid $60,000 and was issued 150,000 shares of the Company’s common stock and 150,000 two-year warrants exercisable at $1.50 per share.

On January 20, 2011, the reporting person exercised 303,303 two-year warrants at $1.25 per share.  In connection with the reporting person exercising the out-of-the money warrants, the Company issued the reporting person 100,000 three-year warrants exercisable at $1.25 per share.

On February 18, 2011, the Company and the reporting person renegotiated the LOC which was due in May 2011.  The reporting person reduced the principal by $1 million in exchange for 892,857 shares of the Company’s common stock.  The remaining $1,497,483 owed under the LOC has been converted into a five-year note which is convertible at $1.12 per share bearing 5% interest per year. In connection with the loan cancellation, the Company issued the reporting person 1,000,000 five-year warrants exercisable at $1.25 per share and 300,000 five-year warrants exercisable at $1.75 per share.  Also on February 18, 2011, the reporting person transferred to family members 89,285 shares of common stock and 200,000 of the $1.25 warrants mentioned in the previous sentence.

  The source of funds for the foregoing transactions was the reporting person’s personal funds.

CUSIP No. 368537 106	13D	Page 4 of 5 Pages

ITEM 4.	PURPOSE OF THE TRANSACTION.

The reporting person entered into the transactions described in Item 3 above for investment purposes.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)  The reporting person beneficially owns 6,456,059 shares of the Company’s common stock, warrants to purchase 1,350,000 shares of the Company’s common stock and a five-year convertible note exercisable at $1.12 per share.  This amounts to approximately 42.3% of the outstanding shares as of February 23, 2011.

(b)  The reporting person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares owned by the reporting person.

(c)  Except as described in this Schedule 13D/A under Item 3 above, the reporting person did not engage in any transactions in shares of the Company’s common stock during the past 60 days.

(d)  Not Applicable.

(e)  Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

  None.

CUSIP No. 368537 106	13D	Page 5 of 5 Pages

  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2011	By:	/s/ Michael Reger
Michael Reger

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).